White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Drilling Commences on Cottonwood Property, Cortez Trend

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
October 6, 2006

White Knight Resources Ltd. (the “Company”) has commenced a four to eight hole, 5,000 to 10,000 ft drill campaign on its 100% owned Cottonwood project located in the Cortez Trend, Nevada. This project covers a major window-bounding fault (Wall Fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall Fault and the major ore forming Post Fault of the Carlin Trend are numerous. The 2006 effort will focus north of the 2005 drilling along the Wall Fault and the subparallel Wall Anticline, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those potential discoveries.

On behalf of the Board of Directors,

“John M. Leask”
John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.